April 25, 2008

Karen J. Garnett

Assistant Director

United States

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:

USA Therapy, Inc.

Registration Statement on Form S-1

Amendment No. 1 Filed March 26, 2008

File No. 333-148990

Dear Ms. Garnett;

Here are the responses to your comment letter of April 3, 2008.

Cover Page

1.

Please mark the box on the cover page of the registration statement indicating that the common stock will be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933.

The appropriate box has been marked.

Item 17   Undertakings, page 45

2.

 We reiterate our prior comment 2 from our letter dated February 15, 2008.  Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K or explain to us why you believe it is not applicable.

The appropriate undertaking has been added.

Sincerely,

Kathy Kestler, President

USA Therapy, Inc.